File No. 812-14600

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

PRINCIPAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF PRINCIPAL LIFE INSURANCE COMPANY

Please send all communications, notices and order to:

Doug Hodgson
Principal Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
Phone: (515) 362-2384

As filed with the U.S. Securities and Exchange Commission on February 29, 2016.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B OF PRINCIPAL LIFE INSURANCE COMPANY	Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940
File No. 812-14600

Principal Life Insurance Company ("PLIC") and its variable annuity separate account, the Principal Life Insurance Company Separate Account B (the "Separate Account," and together with PLIC, the "Applicants") submit this application (the "Application") to request that the U.S. Securities and Exchange Commission (the "Commission") issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of Fidelity Variable Insurance Products ("Fidelity VIP") Fund V Government Money Market Portfolio (the "Replacement Fund") for shares of the Principal Variable Contracts Funds, Inc. ("PVC") Money Market Account (the "Existing Fund") held by the Separate Account to support variable annuity contracts (collectively, the "Contracts") issued by PLIC (the "Substitution"). Specifically, with respect to the Principal Pivot Series Variable Annuity Contract (“Pivot”), Applicants propose to substitute Service Class 2 Shares of the Replacement Fund for Class 2 Shares of the Existing Fund. For all other Contracts, Applicants propose to substitute Initial Class Shares of the Replacement Fund for Class 1 Shares of the Existing Fund.
I. DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS
A.    Principal Life Insurance Company
PLIC is a stock life insurance company incorporated under the laws of the State of Iowa in 1879. It is authorized to transact life insurance and annuity business in all states of the United States and the District of Columbia. PLIC is a wholly-owned indirect subsidiary of Principal Financial Group, Inc., a global investment manager and publicly-traded company. For purposes of the Act, PLIC is the depositor and sponsor of the Separate Account, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.
B.    Principal Life Insurance Company Separate Account B
PLIC established the Principal Life Insurance Company Separate Account B as a separate account under Iowa law on January 12, 1970. Under Iowa law, PLIC owns the assets of the Separate Account attributable to the Contracts through which interests in the Separate Account are issued, but such assets are held separately from all other assets of PLIC for the benefit of the owners of, and the persons entitled to payment under, the Contracts. Consequently, the assets in the Separate Account equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business that PLIC may conduct. Income, gains, and losses (realized or unrealized) from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of PLIC. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.1
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[1]
1940 Act File No. 811-02091. The Contracts' 1933 Act file numbers are set forth in the tables under "The Contracts." Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

The Separate Account is divided into sub-accounts (referred to as "divisions") that reflect the investment performance of underlying registered open-end management investment companies. Each division invests exclusively in shares of a corresponding underlying registered open-end management investment company. The Separate Account supports variable annuity contracts, and interests in the Separate Account offered through such Contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-6, as further described below.
C.    The Contracts
The following Contracts ("Retail Contracts") are individual flexible premium deferred variable annuity contracts.

PLIC Separate Account B	1933 Act File Nos.
Principal Freedom Variable Annuity	333-63401
Principal Investment Plus Variable Annuity	333-116220
Principal Variable Annuity (Flexible Variable Annuity)	33-74232
Principal Variable Annuity (Flexible Variable Annuity with Purchase Payment Credit)	333-40254
Principal Freedom 2 Variable Annuity	333-128079
Principal Lifetime Income Solutions	333-171650
Principal Investment Plus Variable Annuity (Applications Signed On or After 8/1/2013)	333-188293
Principal Pivot Series Variable Annuity	333-197214
The following Contracts ("Group Contracts") are group variable annuity contracts for employer-sponsored qualified and non-qualified retirement plans.

PLIC Separate Account B	1933 Act File Nos.
Premier Variable Annuity Contract	33-44670
Personal Variable Annuity Contract	33-44565
For the remainder of this document, when the reference applies to both Retail Contracts and Group Contracts, the term "Contracts" will be used.
The terms and conditions, including charges and expenses, applicable to the Contracts are described in the registration statements relating to such Contracts. Pursuant to the Contracts, Retail Contract owners and Group Contract plan participants may select among several variable account investment options. The Retail Contracts currently do not restrict the number of transfers that can be made each year without charge. The Personal Variable Annuity Contract has a $15 charge for certain types of transfers. PLIC generally reserves the right to impose additional restrictions on transfers. Limits on transfers among variable account investment options, except for limits related to PLIC's market timing restrictions, will not apply in connection with the Substitution as described in more detail below.
The Contracts permit PLIC to substitute shares of one underlying fund with shares of another, including an underlying fund of a different registered open-end management investment company. The prospectuses for the Contracts and the Separate Account contain appropriate disclosures of this right.
D.    Distribution of the Contracts
PLIC has entered into an agreement with Princor Financial Services Corporation ("Princor"), an affiliate, for the distribution and sale of the Contracts. Pursuant to this agreement, Princor serves as principal underwriter of the Contracts. Applications for the Contracts are solicited by registered representatives of Princor or other broker-dealers that have entered into selling agreements with Princor. Such registered representatives act as appointed agents of PLIC under applicable state law and must be licensed to sell variable annuity products. Princor is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

II. THE FUNDS
A.    Principal Variable Contracts Funds, Inc.
PVC is an open-end management investment company registered under the Act, and its securities are registered under the 1933 Act.2 PVC was organized on May 27, 1997 as a Maryland corporation.
Series of PVC serve as the underlying investment vehicle for variable annuity contracts and variable life insurance policies that are funded through separate accounts established by PLIC and other insurance companies, as well as for certain qualified plans. PVC currently offers 37 series, including the PVC Money Market Account, which is the Existing Fund. The Existing Fund serves as the only underlying money market investment option for all of the Group Contracts. The Existing Fund served as the only underlying money market investment option for all of the Retail Contracts until the addition of the Replacement Fund effective on February 6, 2016. In addition to serving as an investment option, the Existing Fund is used for certain contract-related purposes.
Principal Management Corporation ("PMC") is a registered investment advisor that provides investment advisory services and certain corporate administrative services to PVC and the Existing Fund, under the overall supervision of PVC's board of directors. PMC is an indirect subsidiary of Principal Financial Group, Inc. and has managed mutual funds since 1969. PMC receives an investment management fee from each fund. Principal Global Investors, Inc., an affiliate, is the sub-advisor for the Existing Fund and has day-to-day responsibility for choosing investments. Principal Funds Distributor, Inc. ("PFD") is the principal underwriter for PVC.
B. Fidelity Variable Insurance Products Fund V
Fidelity VIP Fund V was created under an initial declaration of trust dated September 9, 1989. The company is registered under the Act as an open-end management investment company, and its securities are registered under the 1933 Act.3 Currently, there are 32 funds offered in Fidelity VIP Fund V, including the Fidelity VIP Fund V Government Money Market Portfolio, which is the proposed Replacement Fund. Fidelity Management & Research Company ("FMR") is the Replacement Fund’s manager, which has overall responsibility for directing portfolio investments and handling Fidelity VIP Fund V's business affairs. FMR receives an investment management fee from each fund. FMR is a registered investment adviser. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as the sub-advisors for the Replacement Fund. FIMM has the day-to-day responsibility of choosing investments. In addition, other affiliates of FMR serve as sub-advisers for the Replacement Fund and may provide investment research and advice for the Replacement Fund. Fidelity VIP Fund V, FMR, FIMM, and other affiliates of FMR are not affiliated persons (or affiliated persons of affiliated persons) of the Applicants or PVC. Likewise, none of the Applicants or PVC are affiliated persons (or affiliated persons of affiliated persons) of Fidelity VIP Fund V, FMR, FIMM or other affiliates of FMR.
By supplement dated June 9, 2015, shareholders of the Fidelity VIP Fund V Money Market Portfolio were advised that shareholders had approved a proposal to modify the Fidelity VIP Fund V Money Market Portfolio’s fundamental concentration policy in such a manner as to enable the portfolio to operate as a government money market fund. The supplement announced that the fund would implement other changes necessary to operate as a government money market fund. These modifications became effective on December 1, 2015 pursuant to an amended summary prospectus dated November 30, 2015, when the Fidelity VIP Fund V Money Market Portfolio changed its name to the Fidelity VIP Fund V Government Money Market Portfolio.

C.	The Funds’ Objectives, Strategies and Risks
The following chart sets out the investment objectives, principal investment strategies and principal risks of the Existing Fund and the Replacement Fund, as stated in their respective summary prospectuses. All investment strategies, risk factors, performance history, and fund fees and expenses described herein were taken from the Existing Fund’s and Replacement Fund’s prospectuses, as filed with the Commission.
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[2]
File numbers 002-35579 and 811-01944. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[3]
File numbers 811-05361 and 033-17704. Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

The Applicants are not responsible for and make no representation as to the accuracy of such information taken from third party prospectuses.

Existing Fund PVC Money Market Account (all share classes)	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio (all share classes)
Investment Objective The Account seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity.	Investment Objective The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies
The Account seeks to maintain a stable net asset value of $1.00 per share by investing its assets in a portfolio of high quality, short-term money market instruments such as those issued by banks, corporations (U.S. and non-U.S.), municipalities and the U.S. government.
Such instruments include certificates of deposit, bankers acceptances, commercial paper, treasury bills, bonds, and shares of other money market funds. The Account maintains a dollar weighted average portfolio maturity of 60 days or less. As with all mutual funds, the value of the Account's assets may rise or fall.

Principal Investment Strategies
•
Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).
•
Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.
•
Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

Principal Risks
An investment in the Account is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Account seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the Account.
The principal risks of investing in the Account, in alphabetical order, are:
•
Fixed-Income Securities Risk. Fixed-income securities are subject to interest rate risk and credit quality risk. The market value of fixed-income securities generally declines when interest rates rise, and an issuer of fixed-income securities could default on its payment obligations.
•
Foreign Securities Risk. The risks of foreign securities include loss of value as a result of: political or economic instability; nationalization, expropriation or confiscatory taxation; settlement delays; and limited government regulation (including less stringent reporting, accounting, and disclosure standards than are required of U.S. companies).
•
Investment Company Securities Risk. Fund shareholders bear indirectly their proportionate share of the expenses of other investment companies in which the fund invests.
•
U.S. Government Securities Risk. Yields available from U.S. government securities are generally lower than yields from many other fixed-income securities.
•
U.S. Government Sponsored Securities Risk. Securities issued by U.S. government-sponsored or -chartered enterprises such as the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Banks are not issued or guaranteed by the U.S. Treasury.

Principal Risks
An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the fund.
•
Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.
•
Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.
The fund will not impose a fee upon the sale of your shares, nor temporarily suspend your ability to sell shares if the fund's weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

D.    The Funds’ Asset Levels
This table shows the net assets of Class 1 of the Existing Fund compared to Initial Class of the the Replacement Fund and Class 2 of the Existing Fund compared to Service Class 2 of the Replacement Fund, as well as the total net assets of the Existing Fund and the Replacement Fund, as reported on Form N-MFP for each fund.

Net Assets as of November 30, 2015 (in millions)	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
Class 1 and Initial Class, respectively	$278.4	$884.6
Class 2 and Service Class 2, respectively	$1.8	$211.5
Total Fund Assets	$280.2	$2,934.9
E.    The Funds’ Performance
These tables show the comparative performance history of Class 1 of the Existing Fund compared to Initial Class of the Replacement Fund and Class 2 of the Existing Fund compared to Service Class 2 of the Replacement Fund. Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2014.
Class 1 of the Existing Fund and Initial Class of the Replacement Fund

Average Annual Total Returns
For the periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Existing Fund PVC Money Market Account - Class 1	0.00%	0.00%	1.49%
Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio - Initial Class	0.01%	0.11%	1.72%
Class 2 of the Existing Fund and Service Class 2 of the Replacement Fund

Average Annual Total Returns
For the periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Existing Fund PVC Money Market Account - Class 2	0.00%	0.00%	1.37%
Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio - Service Class 2	0.01%	0.02%	1.55%

F.    The Funds’ Fees and Expenses
These tables show the comparative fees and expenses of Class 1 of the Existing Fund compared to Initial Class of the Replacement Fund and Class 2 of the Existing Fund compared to Service Class 2 of the Replacement Fund. The Management Fee schedules and expenses are subject to the terms and voluntary waivers described in the footnotes to the tables.
Class 1 of the Existing Fund and Initial Class of the Replacement Fund

Annual Fund Operating Expenses	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
	Class 1	Initial Class
Management Fees	0.45% [4]	0.17% [5]
Distribution and/or Service (12b-1) Fees	N/A	N/A
Other Expenses	0.01%	0.08%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Account Operating Expenses	0.47% [6]	0.25% [7]
Class 2 of the Existing Fund and Service Class 2 of the Replacement Fund

Annual Fund Operating Expenses	Existing Fund PVC Money Market Account	Replacement Fund Fidelity VIP Fund V Government Money Market Portfolio
	Class 2	Service Class 2
Management Fees	0.45% [4]	0.17% [5]
Distribution and/or Service (12b-1) Fees	0.25%	0.25% [8]
Other Expenses	0.01%	0.08%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Account Operating Expenses	0.72% [6]	0.50% [9]
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[4]
The Management Fee Schedule for the PVC Money Market Account is based on the Net Asset Value of the Account: 0.50% for the first $100 million; 0.45% for the next $100 million; 0.40% for the next $100 million; 0.35% for the next $100 million; and 0.30% thereafter.

[5]
The monthly management fee for the Fidelity VIP Government Money Market Portfolio is calculated by adding a group fee to an income-related fee. The income-related fee varies depending on the level of the fund's monthly gross income from an annualized rate of 0.05% (at a fund annualized gross yield of 0%) to 0.27% (at a fund annualized gross yield of 15%) of the fund's average net assets throughout the month. The group fee rate is divided by twelve and multiplied by the fund's average net assets throughout the month. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. For this purpose, the average net assets of any mutual funds previously advised by FMR that currently are advised by Fidelity SelectCo, LLC are included. This rate cannot rise above 0.37%, and it drops as total assets under management increase. Because the fund's management fee rate may fluctuate, the fund's management fee may be higher or lower in the future.

[6]	PMC has voluntarily agreed to limit the Account's expenses to the extent necessary to maintain a 0% yield. These voluntary expense limits may be terminated at any time.

[7]
The Adviser has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed 0.40% for Initial Class. Voluntary arrangements may be discontinued at any time.

[8]
Service Class 2 has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. Under the plan, Service Class 2 is authorized to pay FDC a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners. Service Class 2 currently pays FDC a 12b-1 (service) fee at an annual rate of 0.25% of its average net assets throughout the month.

[9]
The Adviser has voluntarily agreed to reimburse fund shares to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets, exceed 0.65% for Service Class 2. Voluntary arrangements may be discontinued at any time.

III. SECTION 26(c) RELIEF

A.	Description of the Proposed Substitution Transaction

1.	Summary of Substitution
The Existing Fund serves as the only underlying money market investment option for all of the Group Contracts. The Existing Fund served as the only underlying money market investment option for all of the Retail Contracts until the addition of the Replacement Fund effective on February 6, 2016. In addition to serving as an investment option, the Existing Fund is used for certain contract-related purposes.
On July 23, 2014, the Commission adopted rule amendments regulating money market funds, which includes certain compliance requirements to be satisfied as of April 14, 2016 and has a final compliance date of October 14, 2016. The rule amendments are intended to increase transparency and provide investors protection during periods of market stress, when redemptions in some money market funds may significantly increase. The rule amendments create new definitions for government funds and retail funds, and require certain money market funds to price and transact at a floating net asset value. During periods of extraordinary market stress, the rule amendments permit some money market funds to charge shareholders liquidity fees, as well as implement redemption gates that would halt all withdrawals. Government and U.S. Treasury money market funds are not subject to certain changes imposed by these rules.
It is the Applicants' understanding that (if it did not liquidate) the Existing Fund would need to implement the changes related to fees and gates. The Applicants have evaluated the possibility of fees and gates being imposed on redemptions of the Existing Fund in light of the potential impacts to Contract owner-initiated decisions and our obligations under the Contracts. We have determined that fees and gates may prevent or delay certain Contract owner-initiated decisions and impede our ability to meet our obligations under the Contracts with regard to the following Contract features: division transfer requests, elections to annuitize, requests for payments, and requests for withdrawals. Inherent to each such Contract feature is the fact that the divisions, including the division for the Existing Fund, must maintain liquidity. If a gate were imposed, the Existing Fund would be illiquid. Without liquidity, Contract owner-initiated decisions and our obligations under the Contracts are circumvented; in other words, PLIC could not make a transfer from the Existing Fund division if a gate is imposed on redemptions from the Existing Fund. Fees and gates would impede Contract owners’ ability to use the Existing Fund and the Contract features as used today, depriving Contract owners of the full range of benefits they purchased as part of their Contract.
The money market fund rule’s provisions relating to fees and gates do not apply to government money market funds. However, the board of directors of PVC, which functions independently from the Applicants, concluded that converting the Existing Fund to a government money market fund is not a feasible option and decided it is in the shareholders' best interest to terminate the Existing Fund and liquidate its assets effective April 8, 2016. In light of the impending liquidation, the money market reform requirements, and due to the importance of offering a money market fund investment option for the Contracts, the Applicants determined that substituting a government money market fund investment option for the Existing Fund is necessary and in the best interests of Contract owners.
The Replacement Fund has made modifications that enable it to operate as a government money market fund. PLIC submits that the Replacement Fund should be substituted for the Existing Fund so that Contract owner-initiated decisions and PLIC's obligations under the Contracts are not circumvented.
PLIC submits that the Replacement Fund is an appropriate alternative for Contract owners. The Replacement Fund and the Existing Fund each has an investment objective to seek current income as is consistent with preservation of capital and liquidity. The principal investment strategies may differ, but the goal of each fund is to maintain a net asset value of $1.00 per share. Although the risk profiles of the Funds differ, the Applicants believe that the Replacement Fund entails less investment risk than the Existing Fund. Applicants further believe that the Replacement Fund's operation as a "government money market fund" will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of "government money market fund" following the effective date of the Commission rule.

Accordingly, the Applicants seek the Commission's approval under Section 26(c) of the Act to engage in the Substitution transaction described below. Pursuant to their authority under the respective Contracts, and consistent with prospectus disclosure describing the same, the Applicants propose for Pivot to substitute Service Class 2 Shares of the Replacement Fund for Class 2 Shares of the Existing Fund, and for all other Contracts, to substitute Initial Class Shares of the Replacement Fund for Class 1 Shares of the Existing Fund.

2.	Implementation
Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution (the "Substitution Date"), shares of the Existing Fund will be redeemed for cash. PLIC, on behalf of the Existing Fund division of the Separate Account, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Fund.
The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of any affected Contract owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Separate Account. No brokerage commissions, fees or other remuneration will be paid by either the Existing Fund or the Replacement Fund or by affected Contract owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the Act.
Contract owners will not incur any fees or charges as a result of the Substitution nor will their rights or PLIC's obligations under the Contracts be altered in any way. PLIC or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Contract owners. The Substitution will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the Substitution than before the Substitution. Also, as described more fully below, Contract owners will be permitted to make at least one transfer of Contract value from the division investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without incurring any administrative costs or allocation (transfer) charges.
All Group Contract owners were notified of this Application by means of supplements to the Contract prospectuses dated February 22, 2016. All Retail Contract owners were notified of this Application by means of supplements to the Contract prospectuses dated December 11, 2015. Among other information regarding the Substitution, the supplements informed Contract owners of their right to make at least one transfer of Contract value from the division investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract. Additionally, a prospectus for the Replacement Fund was included with the supplements or will be included with the Pre-Substitution Notice described below.
Additionally, at least 30 days before the Substitution Date, Contract owners will receive a '"Pre-Substitution Notice," setting forth the intended Substitution of Existing Fund with Replacement Fund, the intended Substitution Date (subject to approval and order by the Commission) and advising affected Contract owners of their right, if they so choose, to make at least one transfer of Contract value from the division investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without incurring any administrative costs or allocation (transfer) charges. Contract owners will also be informed that any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contracts on transfers. PLIC will not exercise any right it may have under the Contracts to impose additional restrictions or fees on transfers from the Existing Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Within five (5) business days after the Substitution Date, affected Contract owners will be sent a written confirmation ("Post-Substitution Confirmation"), which will include confirmation that the Substitution was carried out as previously notified, a restatement of the information set forth in the Pre-Substitution Notice, and information showing how the allocation of the Contract owner’s account value before and immediately following the Substitution has changed as a result of the Substitution.
B.    Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act
Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.
Applicants submit that the proposed Substitution is not the type of substitution that Section 26(c) was designed to prevent. Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.10 Moreover, a Contract owner forced to redeem may suffer adverse tax consequences. The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.11
C.    Substituting the Replacement Fund for the Existing Fund
The replacement of the Existing Fund with the Replacement Fund is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. The following sections compare the basic characteristics of the Replacement Fund and the Existing Fund, demonstrating that the Substitution will provide Contract owners with a comparable investment vehicle which will not circumvent Contract owner-initiated decisions and PLIC's obligations under the Contracts, and will enable Contract owners to continue to use the full range of applicable Contract features as they use them today.

1.	Comparison of Investment Objectives and Principal Investment Strategies
The Replacement Fund and the Existing Fund have essentially the same investment objective. Both funds seek current income as is consistent with preservation of capital and liquidity. The principal investment strategies may differ, but the goal of each fund is to maintain a net asset value of $1.00 per share, thus making the Replacement Fund an appropriate candidate for the Substitution. Both funds invest in U.S. dollar-denominated money market securities, although the Replacement Fund invests more heavily in U.S. Government Securities. Both funds must comply with regulatory requirements for money market funds.
Both funds emphasize the same investment. Thus, the Applicants believe that the money market investment option available to Contract owners will not change in any material respect as a result of the Substitution, and will continue to provide Contract owners access to their money market investment without fees and gates.
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[10]
House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

[11]
See, e.g., Horace Mann Life Insurance Company, et. al., Inv. Co. Rel. No. 31744 (Aug. 7, 2015)(order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order).

2.	Comparison of Principal Investment Risks
The Applicants believe that the Replacement Fund entails less investment risk than the Existing Fund. In particular, the Commission rule changes to the definition of Government Money Market Fund in Rule 2a-7 under the Act, which require that a government money market fund invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully, likely will mean that the Replacement Fund will have a different risk profile than the Existing Fund.
Both funds are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. The Replacement Fund, unlike the Existing Fund, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic downturns can have a significant negative effect on issuers. As well, the Replacement Fund, unlike the Existing Fund, will not be exposed to the risk of investing in foreign securities, which can be affected by adverse political, regulatory, market, or economic developments. Both funds are exposed to risks of investing in repurchase agreements, although the Commission rule requires that any repurchase agreements invested in by the Replacement Fund be fully collateralized. The Existing Fund, unlike the Replacement Fund, is subject to credit risks of various issuers.

3.	Comparison of Fees and Expenses
The Applicants believe that the proposed Substitution will result in a decrease in overall expenses, which benefits the Contract owners.
With respect to the Substitution for Pivot, the combined management fees and 12b-1 fees of Service Class 2 of the Replacement Fund are less than those of Class 2 of the Existing Fund. The total annual operating expense ratio of Service Class 2 of the Replacement Fund (0.50%) is less than that of Class 2 of the Existing Fund (0.72%).
With respect to the Substitution for the other Contracts, the management fees of the Initial Class of the Replacement Fund are less than those of Class 1 of the Existing Fund. The Initial Class of the Replacement Fund and Class 1 of the Existing Fund do not impose 12b-1 fees. The total annual operating expense ratio of Initial Class of the Replacement Fund (0.25%) is less than that of Class 1 of the Existing Fund (0.47%).

4.	Comparison of Performance
As shown above, the performance of the applicable classes of the Replacement Fund has historically been greater than that of the applicable classes of the Existing Fund. Prior to December 1, 2015, the Replacement Fund operated under different investment policies; as a result, its historical performance may not represent its current investment policies. Applicants note that government money market funds have historically paid lower yields than prime money market funds. As a result, the Replacement Fund’s returns may be negatively affected by its recent transition to a government money market fund. However, Applicants submit that other factors, such as the lower expense ratios of the Replacement Fund and the effects of the money market fund reform described below, make the Replacement Fund an appropriate substitute for the Existing Fund despite the possibility that the Replacement Fund's returns may decrease in the future from its current returns.

5.	Comparison of Assets
The Replacement Fund has more assets under management than the Existing Fund. Generally speaking, larger funds tend to have lower expense ratios than comparable smaller funds because, with more assets, fixed fund expenses are spread over a larger base. Therefore, as a result of the Substitution, various costs such as legal, accounting, printing and director fees will be spread over a larger base, with each Contract owner bearing a smaller portion of the cost. Larger funds also may have lower trading expenses, which, in turn, could result in higher returns.

D. Rights of Affected Contract Owners and Obligations of PLIC
Apart from the Substitution, the rights of affected Contract owners and the obligations of PLIC under the Contracts will not be altered by the Substitution. Contract owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.
The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of any affected Contract owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Separate Account. Contract owners will not incur any fees or charges as a result of the Substitution nor will their rights or PLIC's obligations under the affected Contracts be altered in any way. PLIC or its affiliates will pay all other expenses incurred with the Substitution, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitution will not impose any tax liability on affected Contract owners. The Applicants have agreed that they will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

E.	Contract Rights
Contract owners will have the right to surrender their affected Contracts or reallocate account value of the Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Substitution Date.
As noted above, each affected Contract owner has received a copy of a Contract prospectus supplement informing them of the Substitution. Additionally, each affected Contract owner will be sent (1) a second supplement setting forth the Substitution Date and advising them of their right, if they so choose, any time prior to the Substitution Date and for at least 30 days after the Substitution Date, to reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; and (2) within five business days of the Substitution Date, a Post-Substitution Confirmation. A summary prospectus for the Replacement Fund was provided to Contract owners with the supplements or will be provided at least 30 days before the Substitution Date.

F.	The Right to Substitute Shares
Each of the prospectuses for the Contracts discloses that PLIC reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a division of a Separate Account.
PLIC reserved this right of Substitution both to protect itself and the Contract owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by its Separate Accounts and to afford the opportunity to replace such shares where to do so could benefit the affected Contract owners and PLIC.
G.    Separate Representations and Request for an Order
Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution. Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV. CONDITIONS TO RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
The Substitution will not be effected unless the Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.
The Applicants or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners or plan participants to effect the Substitution.

3.
The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.
The Substitution will in no way alter the tax treatment of affected Contract owners or plan participants in connection with the Contracts, and no tax liability will arise for Contract owners or plan participants as a result of the Substitution.

5.	The rights or obligations of PLIC under the Contracts of affected Contract owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.

6.
Affected Contract owners will be permitted to make at least one transfer of Contract value from the division investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, PLIC will not exercise any right it may have under the Contracts to impose restrictions on transfers between the divisions under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.
Affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants have delivered or will deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Fund.

8.
Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.
Applicants will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

V. PROCEDURAL MATTERS

A.
Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.
The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.

C.
Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of the Board or pursuant to the appropriate charter documents of the Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as to this Application, and further declare that such authorization remain in full force and effect.

D.
All actions necessary to authorize the execution and filing of this Application have been taken and the person signing and filing this Application is authorized to so sign and file the same. Pursuant to Rule 0-2(c) the Resolution authorizing the officers of the Applicants to sign and file the Application are attached hereto. This resolution remains in full force and effect and is hereby incorporated by reference.

VI. AUTHORIZATIONS
The business and affairs of PLIC are conducted by its board of directors. The business and affairs of the Separate Account are conducted by PLIC.
In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of PLIC for the Separate Account, authorizing its appropriate officers to prepare, execute and file with the Commission this Application. A copy of this resolution is appended hereto. This resolution remains in full force and effect and is applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.
Principal Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account B on February 29, 2016.

By: Principal Life Insurance Company

By: /s/Clint Woods
Name:	Clint Woods
Title:	Assistant Corporate Secretary and Governance Officer

VERIFICATION

STATE OF IOWA    )
) SS
COUNTY OF POLK    )

The undersigned states that he has duly executed the attached Application dated February 29, 2016 for and on behalf of Principal Life Insurance Company; that he is Assistant Corporate Secretary and Governance Officer
of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL LIFE INSURANCE COMPANY

By:    /s/ Clint Woods
Clint Woods
Assistant Corporate Secretary and Governance Officer

APPENDIX
Authorizations

Board Resolution Passed December 1, 2015

RESOLVED, that the appropriate officers of the Company, as designated by the Chief Executive Officer, the President or the Chairman of the Board, are hereby authorized to prepare, execute and file with the Securities and Exchange Commission in accordance with the provisions of either the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate in connection with Separate Account B.

RESOLVED, that the officers so designated are hereby authorized to take such further action as in their judgment may be necessary or desirable to effect the purposes of this resolution.